FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of November 2002
                           (8 November 2002)



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

1 Press release of British Sky Broadcasting Group plc announcing 1st Quarter Results released on 8 November 2002





Exhibit 1

                                                                 8 November 2002


                       BRITISH SKY BROADCASTING GROUP PLC
              Results for the three months ended 30 September 2002
                  Sky reports 69% increase in operating profit

-        Highest first quarter DTH subscriber growth for 9 years of 217,000
-        Total DTH subscribers of 6,318,000
-        Churn falls to 9.6%
-        ARPU up 10% to GBP348
-        SAC down 11% to GBP212
-        DTH revenue increases by 23% to GBP538 million
-        Advertising revenue increases by 12% to GBP60 million
- Operating profit before goodwill increases by a record 69% to GBP75 million
-        Profit before tax and goodwill of GBP43 million


Tony Ball, Chief Executive of British Sky Broadcasting Group plc, said:

"This has been a record breaking quarter for Sky. The highest first quarter subscriber growth for 9 years, the lowest churn since the launch of Sky digital and falling subscriber acquisition costs, have delivered a 69% increase in operating profit. These results provide the foundation for continued strong profit growth this year."


Enquiries:

Analysts/Investors:
Neil Chugani                                       Tel:      020 7705 3837
Andrew Griffith                                    Tel:      020 7705 3118

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles                                      Tel:      020 7705 3267
Robert Fraser                                      Tel:      020 7705 3036

E-mail: corporate.communications@bskyb.com

Portland:
Tim Allan                                          Tel:      020 7404 5344

A conference call for UK and European analysts will be held at 8.30 a.m. (GMT) today. To register for this, please contact Diane Barnes at Portland PR on +44 20 7404 5351. A live webcast of this call will be available on Sky's corporate website (www.sky.com/corporate) and available to replay.

There will be a separate conference call for US analysts at 9.30 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Nikki Sheridan at Taylor Rafferty on +1 212 889 4350.

OPERATING REVIEW

At 30 September 2002 the total number of direct-to-home (DTH) digital satellite subscribers in the UK and Ireland was 6,318,000. The net increase of 217,000 subscribers in the three months to 30 September 2002 (the quarter), represents record first quarter growth since the launch of Sky digital in October 1998 and puts Sky comfortably on track to achieve its target of 7 million DTH subscribers by the end of the calendar year 2003.

Digital churn for the quarter (annualised) fell from 10.5% in the three months to June 2002, to 9.6%. This is the lowest level of total churn recorded since the launch of Sky digital, reflecting the early benefits being realised of Sky's significant recent investment in its customer relationship management centres.

The quarterly annualised average revenue per DTH subscriber (ARPU) in the quarter was GBP348, an increase of 10% over the three months ended 30 September 2001 (the comparable period) and in line with ARPU reported for the quarter to 30 June 2002. ARPU remains firmly on track to reach Sky's target of GBP400 in 2005. All subscribers are now subject to the price rise introduced in January 2002 and the recently announced price rises for the UK, which take effect from January 2003, will be reflected in ARPU from the third quarter of this financial year.

At 30 September 2002, there were 75,000 subscribers to the Extra Digibox and 38,000 subscribers to Sky+, representing an increase of 41% and 37% respectively in the quarter. The continued growth of these new products will be supported by the recent launch of a promotion to encourage take-up of a dual Sky+ and Extra Digibox subscription and the launch of a low cost Extra Digibox option.

Sky's channels continue to increase their viewing share across UK television homes and consistently deliver the best programmes to their viewers. Dinotopia, a new series this September on Sky One, generated over one million viewers for each episode. Sky Sports is as popular as ever. During the quarter, it achieved record audiences for both the Super League and The Ryder Cup and the Nationwide League season has experienced a strong start. In multi-channel homes, Gillette Soccer Saturday is now the football results magazine programme of choice, consistently out-rating the BBC's Grandstand and ITV's Goal Rush. Coming up this month is exclusive live coverage of the England Rugby Union internationals against New Zealand, Australia and South Africa, with eight-screen interactivity offered for the first time in this sport and the current Ashes cricket tour with every Test and One-day International exclusively live on Sky Sports.

On 24 September 2002, Sky's bid was accepted for the rights to certain UEFA Champions League football matches from the 2003/4 season to the end of the 2005/ 6 season, subject to agreeing long form documentation. Sky will have exclusive live coverage of six matches on Tuesdays, eight matches and a full highlights programme on Wednesdays and rights to simulcast the Final live. In total, 102 Champions League matches will be shown exclusively live on Sky each season, allowing viewers to choose between games using the unique interactive features of Sky Sports Active.

Freeview, the new free-to-air digital terrestrial television (DTT) offering, was launched on 30 October 2002. Sky is supplying three channels on DTT - Sky News, Sky Sports News and Sky Travel - increasing the awareness of the Sky brand and delivering on the Company's vision to distribute Sky content to every UK home.

FINANCIAL REVIEW

The operating gearing inherent in Sky's business model is now delivering accelerating profit growth. Operating profit before goodwill for the quarter increased to GBP75 million, an increase of 69% on the comparable period. The Group made a profit before tax of GBP14 million, compared to a loss of GBP89 million in the comparable period.

Total revenues increased by 13% to GBP726 million, driven principally by strong performances in both DTH and advertising revenues.

DTH revenues increased by 23% to GBP538 million as a result of the 13% increase in the average number of DTH subscribers, and a 10% increase in core ARPU to GBP334.

The Group's advertising revenue increased by 12% on the comparable period to GBP60 million, reflecting growth in the total UK advertising market, growth in Sky's viewing share and the agency commissions earned on the sale of airtime on the third party channels which have appointed Sky Sales to represent their airtime sales during the last year.

As anticipated at the time of ITV Digital's closure, wholesale revenues declined by 36% on the comparable period to GBP49 million. Excluding the one-off effect of the closure of ITV Digital, the decline in cable revenues was 20%. This reduction is the direct consequence of the well-publicised loss of subscribers by both NTL and Telewest over the last six months and the continued
deterioration in the take up of premium channels amongst the remaining cable subscribers. At the same time, the number of cable subscribers taking Sky's basic channels, Sky News and Sky One, has increased, and these channels are now distributed to over 90% of cable homes.

Interactive revenues were GBP44 million for the quarter, a decline of GBP3 million on the comparable period. Growth in Sky Active revenues was offset by a reduction in gross betting revenues to GBP22 million, principally as a result of the scaling back of the low-margin telephone-based betting service at SkyBet, Sky's wholly owned bookmaker. By contrast, the proportion of higher-margin interactive television betting revenues continued to grow strongly in the quarter, with the total volume of bets placed via the remote control some 54% higher than in the comparable period. Sky Active revenues increased to GBP22 million, largely driven by the increased usage of the Sky Gamestar portal, which achieved an average weekly reach of 1.3 million individuals in the quarter. Interactive ARPU, which includes only the net margin on betting rather than the gross revenue, was GBP14, an increase of 8% on the comparable period.

Programming costs for the period increased by GBP52 million to GBP354 million, principally as a result of volume-related increases in third party channel costs, the increased proportion of "hit" movies shown and contractual increases in sports rights costs, including the return of the Nationwide Football League to Sky this season.

Other operating costs before goodwill for the quarter were broadly consistent with the comparable period at GBP297 million. Included within these costs are marketing costs of GBP102 million, broadly consistent with the comparable period despite a record quarter for net subscriber additions. Subscriber acquisition cost (SAC) has fallen by GBP25 from GBP237 for the comparable period to GBP212 for the quarter, principally as a result of the start of new set top box supply arrangements. Sky expects to achieve its target of GBP210 for the financial year 2002/03 during the second quarter.

EBITDA for the quarter increased by 51% from GBP65 million to GBP97 million.

The Group's share of the operating losses of joint ventures fell to GBP1 million in the quarter, a reduction of GBP30 million over the comparable period, reflecting the cessation of equity accounting for the Group's share of losses incurred by KirchPayTV from 8 February 2002.

After goodwill and its share of the results of joint ventures, the Group made a profit before taxation of GBP14 million.

The tax charge for the quarter of GBP14 million is based upon the standard rate (30%) of UK mainstream corporation tax (MCT), notwithstanding the presence of significant unrecognised tax losses. Whilst the Group ultimately expects that it will be able to utilise these tax losses in full in due course, differences between the group entities in which profits arise and in which past losses have accrued may lead to a liability to MCT arising in the current year before these losses have been fully utilised. This liability to MCT has therefore currently been provided for in full.

At 30 September 2002, the Group had GBP18 million of Advanced Corporation Tax
(ACT) recoverable, which is expected to be used in the current year to reduce any MCT payable, and GBP67 million of ACT recoverable in the 2003/04 financial year.

The Group's operating cash inflow was GBP97 million in the quarter, compared to an operating cash outflow of GBP47 million in the comparable period. This represented the conversion of 129% of operating profit before goodwill to operating cash inflow. Despite substantial working capital outflows in the quarter relating to payments for sporting rights, including payments totalling over GBP200 million to the FA Premier League and the FA, Sky reduced its net debt in the first quarter by GBP24 million to GBP1,504 million, from GBP1,528 million at 30 June 2002. The ratio of net debt to annualised EBITDA now stands at 3.9, the lowest level since 1999. Sky continues to expect net debt to fall at each balance sheet date.

CORPORATE

On 30 September 2002, Telewest announced that it had reached a non-binding preliminary agreement relating to a restructuring with a committee representing a significant proportion of its bonds. Telewest also announced that it will defer payments of interest on certain of its obligations, resulting in defaults under bank facilities and other financing arrangements, and this has led a creditor to file a petition for its winding up. Telewest has stated that it will deal with this claim as part of the overall restructuring and that it will continue to meet its obligations to suppliers.

As set out more fully in the circular sent to shareholders on 8 October 2002, resolutions are being proposed at today's Annual General Meeting for, inter alia, the appointment of Jacques Nasser and Gail Rebuck as independent non-executive Directors of the Company. Jacques Nasser served as a Member of the Board of Directors, and as President and Chief Executive Officer of Ford Motor Company, from 1998-2001. Gail Rebuck is Chairman and Chief Executive of The Random House Group Ltd, the UK's largest trade publishing company.

On 7 November 2002 the Company filed its Annual Report on Form 20-F for the financial year ended 30 June 2002 with the US Securities and Exchange Commission. A copy of the Form 20-F has been submitted to the UK Listing Authority and will be available at the UK Listing Authority's Document Viewing Facility (which is situated at 25 The North Colonnade, Canary Wharf, London E14
5HS).

Appendix 1


Subscribers to Sky Channels

                                                Prior Year            Prior Quarter
                                                Q1 2001/02               Q4 2001/02               Q1 2002/03
                                            as at 30/09/01                    as at                    as at
                                                                           30/06/02                 30/09/02


DTH Digital (1),(2)                              5,498,000                6,101,000                6,318,000

Cable - UK                                       2,914,000                3,486,000                3,405,000
Cable - Ireland                                    602,000                  605,000                  594,000
DTT (3)                                          1,178,000                        -                        -

Total                                           10,192,000               10,192,000               10,317,000

DTH Churn rate for year to date                     10.4% (4)                 10.5% (4)                 9.6%
(annualised)
Net DTH growth in quarter                           45,000                  214,000                  217,000


(1): Includes DTH subscribers in Ireland (255,000 as at 30 September 2002).
(2): DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Extra Digibox subscriptions).
(3): On 30 April 2002, the joint administrators of ITV Digital announced their decision to close the pay television operation of ITV Digital and, with effect from that date, these subscribers ceased to receive any Sky subscription channels.
(4): Excludes analogue churn up to 27 September 2001 and the effect of the termination of the analogue service on 27 September 2001.



Consolidated Profit and Loss Account for the three months ended 30 September
2002

                                                                                                            2001/2002
                                                              2002/2003                                         Three
                                                                  Three                                        months
                                                                 months           Before  Goodwill and          ended
                                                                  ended     goodwill and   exceptional   30 September
                                                           30 September      exceptional         items           2001
                    Notes         Before                           2002            items                        Total
                                goodwill       Goodwill           Total
                                    GBPm           GBPm            GBPm             GBPm           GBPm           GBPm
                             (unaudited)    (unaudited)     (unaudited)      (unaudited)    (unaudited)    (unaudited)

  Turnover:                        744.1              -           744.1           688.2              -          688.2
  Group turnover
  and share of
  joint
  ventures'
  turnover
  Less: share of                  (17.9)              -          (17.9)          (45.5)              -         (45.5)
  joint
  ventures'
  turnover
  Group turnover        1          726.2              -           726.2           642.7              -          642.7

  Operating             2        (651.0)         (29.3)         (680.3)         (598.1)         (29.7)        (627.8)
  expenses, net

  EBITDA                            97.4              -            97.4            64.5              -           64.5
  Depreciation                    (22.2)              -          (22.2)          (19.9)              -         (19.9)
  Amortisation                         -         (29.3)          (29.3)               -         (29.7)         (29.7)

  Operating                         75.2         (29.3)            45.9            44.6         (29.7)           14.9
  profit (loss)

  Share of              3          (0.9)              -           (0.9)          (30.9)              -         (30.9)
  operating
  results of
  joint ventures

  Joint                                -              -               -               -         (49.2)         (49.2)
  ventures'
  goodwill
  amortisation
  Profit on sale                       -              -               -               -            2.3            2.3
  of fixed asset
  investment
  Release of                           -              -               -               -           10.0           10.0
  provision for
  loss on
  disposal of
  subsidiary
  Profit (loss)                     74.3         (29.3)            45.0            13.7         (66.6)         (52.9)
  on ordinary
  activities
  before
  interest and
  taxation

  Interest                           0.9              -             0.9             4.1              -            4.1
  receivable and
  similar income
  Interest                        (32.0)              -          (32.0)          (40.4)              -         (40.4)
  payable and
  similar
  charges
  Profit (loss)                     43.2         (29.3)            13.9          (22.6)         (66.6)         (89.2)
  on ordinary
  activities
  before
  taxation

  Tax on profit                   (13.8)              -          (13.8)           (5.6)              -          (5.6)
  (loss) on
  ordinary
  activities
  Profit (loss)                     29.4         (29.3)             0.1          (28.2)         (66.6)         (94.8)
  on ordinary
  activities
  after taxation

  Equity                                                              -                                             -
  dividends -
  paid and
  proposed
  Retained                                                          0.1                                        (94.8)
  profit (loss)

  Profit (loss)                     1.6p         (1.6p)            0.0p          (1.5p)         (3.5p)         (5.0p)
  per share -
  basic and
  diluted






Notes:


1. Turnover



                                                                 2002/2003        2001/2002
                                                              Three months     Three months
                                                                     ended            ended
                                                              30 September     30 September
                                                                      GBPm             GBPm
                                                               (unaudited)      (unaudited)


Direct-to-home subscribers                                          538.3            437.9
Cable and DTT subscribers                                            48.6             75.6
Advertising                                                          59.9             53.6
Interactive                                                          44.0             47.3
Other                                                                35.4             28.3
                                                                    726.2            642.7



2. Operating expenses, net


                                                            2002/2003         Before       Goodwill          2001/2002
                              Before       Goodwill      Three months       goodwill           GBPm       Three months
                            goodwill           GBPm             ended           GBPm                             ended
                                GBPm                     30 September                                     30 September
                                                                Total                                            Total
                                                                 GBPm                                             GBPm
                          (unaudited)   (unaudited)       (unaudited)    (unaudited)    (unaudited)        (unaudited)


  Programming (i)              354.3              -             354.3          302.6              -             302.6
  Transmission and              37.8              -              37.8           43.9              -              43.9
  related functions
  (i)
  Marketing                    102.4              -             102.4          100.2              -             100.2
  Subscriber                    77.6              -              77.6           73.8              -              73.8
  management
  Administration                58.1           29.3              87.4           51.9           29.7              81.6
  Betting (ii)                  20.8              -              20.8           25.7              -              25.7
                               651.0           29.3             680.3          598.1           29.7             627.8


(i) The amounts shown are net of GBP1.6 million (2001/2002 three months ended
    30 September: GBP1.8 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP6.0 million (2001/2002 three months ended 30 September: GBP7.7 million) in respect of the provision to third party broadcasters of spare transponder capacity.

(ii) Betting comprises the cost of payouts for winning bets placed through the Group's wholly owned bookmaker, Surrey Sports. Bets can be placed via the telephone, the internet or via the Group's interactive television services.



3. Share of operating results of joint ventures


                                                                       2002/2003             2001/2002
                                                                    Three months          Three months
                                                              ended 30 September    ended 30 September
                                                                            GBPm                  GBPm
                                                                     (unaudited)           (unaudited)

Joint ventures:
KirchPayTV                                                                     -                  28.7
Programming joint ventures, net                                              0.9                   2.2
                                                                             0.9                  30.9

This relates to the Group's equity share of the operating results of the Group's joint ventures.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 8 November 2002                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary